UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1 (c), AND (d)

(Amendment No. 1)

Aspira Women’s Health Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04537Y109

(CUSIP Number)

January 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP NO. 04537Y109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eric A. Schultz – ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 543,998 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 543,998 shares
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Eric A. Schultz – 543,998 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 4.41%
12.	Type of Reporting Person (See Instructions) IN

*	Of the 543,998 shares beneficially owned by Eric A. Schultz, (a) 460,000 shares are owned of record by Mr. Schultz; (b) 600 shares are owned of record by Charles Schwab & Co Inc., Custodian, Roth Contributory IRA, Eric A. Schultz, Trustee; (c) 52,666 shares are owned of record by Charles A. Schwab & Co Inc., Custodian, IRA Rollover Account, Eric A. Schultz, Trustee; (d) 16,666 shares are owned of record by Reliant Fund Services 401K, fbo Eric A. Schultz, Trustee; (e) 1,066 shares are owned of record by Reliant Fund Services LLC 401K, fbo Eric A. Schultz, Trustee; and (f) 13,000 shares are owned of record by Reliant Fund Services LLC Roth 401K, fbo Eric A. Schultz.

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Item 1.(a)	Name of Issuer:

Aspira Women’s Health Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

12117 Bee Caves Road

Building Three

Suite 100

Austin, TX 78738

United States

Item 2.(a)	Name of Person Filing:

Eric A. Schultz

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

22 West 38th Street, Floor 7
New York, New York 10018

Item 2.(c)	Citizenship:

New York

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2.(e)	CUSIP Number:

04537Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

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Item 4.	Ownership.

The aggregate ownership percentage of shares of the issuer’s common stock owned by the Reporting Person named in this Schedule 13G is based upon 12,344,103 shares of the issuer’s common stock outstanding as reported in the issuer’s Form 8-K/A file on January 24, 2024.

(a)	Amount beneficially owned:

543,998 shares

(b)	Percent of Class:

4.41%

(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

543,998 shares

ii.	Shared power to vote or to direct the vote:

0 shares

iii.	Sole power to dispose or to direct the disposition of:

543,998 shares

iv.	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024	/s/ Eric A. Schultz
Eric A. Schultz

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